Exhibit 99.1

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

WSP Holdings Announces Fourth Quarter and Full Year 2012 Results

Wuxi, China, April 25, 2013 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights

(Comparison with the third quarter of 2012 and the fourth quarter of 2011)

	Q4 2012	Q3 2012	Q-o-Q	Q4 2011	Y-o-Y
Net revenues ($ million)	131.4	141.3	-7.0%	180.4	-27.2%
Gross profit (loss) ($ million)	6.4	7.8	-18.3%	13.0	-50.8%
Gross margin (% of net revenues)	4.9%	5.5%	—	7.2%	—
Loss from operations ($ million)	(25.2)	(17.8)	-41.4%	(16.7)	-50.7%
Net loss attributable to WSP Holdings Limited ($ million)	(29.1)	(22.7)	-28.1%	(18.9)	-53.9%
Loss per ADS ($)(1)	(1.43)	(1.11)	-28.8%	(0.93)	-53.8%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:10, effective as of February 15, 2012.

“The fourth quarter of 2012 showed a decrease in total revenues from the third quarter of 2012, mainly due to a decrease in sales volume as well as average selling price of non-API products.” commented Mr. Longhua Piao, the Chairman and Chief Executive Officer of WSP Holdings. “We will continue our marketing efforts to tap into new international markets amidst the current global economic uncertainties.”

Financial Results

Fourth Quarter 2012 Financial Results

(Comparison with the third quarter of 2012 and the fourth quarter of 2011)

Net revenues ($ million)	Q4 2012	Q3 2012	Q-o-Q	Q4 2011	Y-o-Y
API	101.8	95.8	6.3%	128.7	-20.9%
Non-API	17.5	25.8	-32.4%	27.3	-36.1%
Others	12.1	19.7	-38.5%	24.4	-50.4%
Total	131.4	141.3	-7.0%	180.4	-27.2%
Domestic	72.3	74.6	-3.1%	109.2	-33.8%
Export	59.1	66.7	-11.5%	71.2	-17.1%

Sales volume (tonnes)	Q4 2012	Q3 2012	Q-o-Q	Q4 2011	Y-o-Y
API	92,953	87,154	6.7%	107,622	-13.6%
Non-API	11,585	14,601	-20.7%	14,630	-20.8%
Others	19,068	26,672	-28.5%	34,927	-45.4%
Total	123,606	128,427	-3.8%	157,179	-21.4%
Domestic	78,759	82,659	-4.7%	116,156	-32.2%
Export	44,847	45,768	-2.0%	41,024	9.3%

WSP Holdings reported revenues of $131.4 million in the fourth quarter of 2012, compared to $141.3 million in the third quarter of 2012, primarily due to a decrease in revenues generated from export sales. Domestic sales and export sales accounted for 55.0% and 45.0%, respectively, of total revenues for the fourth quarter of 2012.

On a quarter-over-quarter basis, domestic sales decreased primarily due to a 4.7% decrease in sales volume, partially offset by a 1.7% increase in average selling prices. Export sales decreased quarter-over-quarter primarily due to a 9.6% decrease in average selling prices and a 2.0% decreased in sales volume.

On a year-over-year basis, domestic sales decreased primarily due to a 32.2% decrease in domestic sales volume and a 2.4% decrease in average selling prices. Export sales decreased year-over-year primarily due to a 24.2% decrease in average selling prices, partially offset by a 9.3% increase in sales volume.

API and non-API product sales accounted for 77.5% and 13.3%, respectively, of total revenues in the fourth quarter of 2012. Higher quarter-over-quarter sales revenues from API product sales were primarily due to a 6.7% increase in sales volume. Non-API sales revenues decreased quarter-over-quarter due to a 20.7% decrease in sales volume and a 14.8% decrease in average selling prices.

API sales revenues decreased year-over-year primarily due to a 13.6% decrease in sales volume and an 8.4% decrease in average selling prices. Non-API sales decreased year-over-year primarily due to a 20.8% decrease in sales volume and a 19.3% decrease in average selling prices.

Gross margin in the fourth quarter of 2012 was 4.9%, compared to 5.5% in the third quarter of 2012 and 7.2% in the fourth quarter of 2011. Lower quarter-over-quarter and year-over-year gross margins were primarily due to decreases in average selling prices.

Operating expenses in the fourth quarter of 2012 were $31.6 million, compared to $25.6 million in the third quarter of 2012 and $29.7 million in the fourth quarter of 2011. Selling and marketing expenses were $6.2 million, compared to $3.7 million in the third quarter of 2012 and $14.6 million in the fourth quarter of 2011. The year-over-year decrease in selling and marketing expenses was primarily due to a decrease in sales commission and sales activity levels associated with decreased sales volume. General and administrative expenses were $26.3 million, compared to $23.3 million in the third quarter of 2012 and $16.1 million in the fourth quarter of 2011. The quarter-over-quarter and year-over-year increase in general and administrative expenses were primarily due to increased bad debt provision in the fourth quarter of 2012.

Loss from operations was $25.2 million in the fourth quarter of 2012, compared to loss from operations of $16.7 million in the fourth quarter of 2011 and $17.8 million in the third quarter of 2012.

Net interest expense was $6.5 million in the fourth quarter of 2012, compared to $2.6 million in the fourth quarter of 2011 and $9.5 million in the third quarter of 2012. The year-over-year increase in net interest expense was attributable to lower interest expense in the fourth quarter of 2011 due to an increase in the capitalization of interest expense.

The Company recorded an income tax benefit of $0.6 million in the fourth quarter of 2012, compared to $0.7 million in the fourth quarter of 2011 and $1.5 million in the third quarter of 2012.

Net loss attributable to WSP Holdings was $29.1 million in the fourth quarter of 2012, compared to net loss attributable to WSP Holdings of $18.9 million in the fourth quarter of 2011 and $22.7 million in the third quarter of 2012.

Basic and diluted loss per ADS were both $1.43 in the fourth quarter of 2012, compared to basic and diluted loss per ADS for both of $0.93 in the fourth quarter of 2011 and $1.11 in the third quarter of 2012.

Full year 2012 Results

Revenues for the full year 2012 were $561.3 million, a decrease of 18.2% from revenues of $686.1 million in the full year 2011. Gross profit was $24.5 million for the full year 2012, compared to gross profit of $48.5 million for the full year 2011. Gross margin was 4.4% for the full year 2012, compared to 7.1% for the full year 2011. Operating loss was $62.2 million for the full year 2012, compared to operating loss of $41.7 million for the full year 2011. Net loss attributable to WSP Holdings was $84.2 million for the full year 2012, compared to net loss attributable to WSP Holdings of $68.5 million for the full year 2011. Basic and diluted loss per ADS for both was $4.12 for the full year 2012, compared to basic and diluted loss per ADS for both of $3.35 in the full year 2011.

Financial Condition

As of December 31, 2012, the Company had cash and cash equivalents of $26.1 million, compared to $27.7 million as of December 31, 2011. Restricted cash totaled $206.8 million as of December 31, 2012, compared to $249.8 million as of December 31, 2011. As of December 31, 2012, the Company had short-term borrowings of $787.0 million and long-term borrowings of $15.9 million, compared to $773.5 million and $79.4 million, respectively, as of December 31, 2011.

As of December 31, 2012, one of the Company’s major operating subsidiaries had drawn down approximately RMB2.7 billion ($424.4 million) out of a total approved syndicated loan facility of RMB2.86 billion (approximately $455.0 million as of December 31, 2012) entered into with eight commercial banks in late August 2011. The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds at the end of a one-year special observation period and at the end of 2012. As of December 31, 2012, the subsidiary did not meet certain financial covenants at the end of 2012. Additionally, two other subsidiaries of the Company were also in breach of their financial covenants under certain project loans. If and when the Company goes private, the covenant that one of its subsidiaries has with the bank would be breached, unless a waiver from the bank is obtained. The Company is now in discussion with the bank regarding the waiver. As of December 31, 2012, the Company’s short-term borrowings include loans not due within one year of $210.9 million that were reclassified as short-term borrowings due to technical breaches of covenants of these loans. The Company’s lenders have not accelerated the repayment of their loans under these credit facilities. In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company’s ability to draw down under these credit facilities may be adversely affected.

Accounts receivable and inventory totaled $217.0 million and $205.2 million, respectively, as of December 31, 2012, compared to $260.1 million and $242.2 million, respectively, as of December 31, 2011. As of December 31, 2012, total assets were $1,390.3 million, total liabilities were $1,237.9 million and total equity was $152.4 million.

Capital expenditures incurred for the full year ended December 31, 2012 were $39.0 million and were funded mainly through the Company’s operating cash flow and bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Recent Events

On February 21, 2013, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WSP OCTG GROUP Ltd. (“Parent”), a company owned by H.D.S. Investments LLC, and JM OCTG GROUP Ltd. (“Merger Sub”), a company with limited liability and a direct wholly-owned subsidiary of Parent. Subject to satisfaction or waiver of the closing conditions in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive $0.32 without interest, and each ADS, which represents ten ordinary shares, will represent the right to surrender the ADS in exchange for $3.20 in cash without interest, except for (a) Shares held of record by Expert Master Holdings Limited (“EMH”), a company wholly-owned by Mr. Longhua Piao, the Company’s Chairman and Chief Executive Officer, and UMW China Ventures (L) Ltd. (“UMW”), which will be contributed to Parent immediately prior to the Merger in exchange for equity interests of Parent, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger under the Cayman Islands Companies Law (the “Dissenting Shares”), which will be cancelled for the right to payment of fair value of the Dissenting Shares in accordance with the Cayman Islands Companies Law.

The Merger, which is currently expected to close during the second quarter of 2013, is subject to the authorization and approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, as well as certain other customary closing conditions. EMH and UMW collectively beneficially own sufficient Shares to approve the Merger Agreement and the Merger and have agreed to vote in favor of such approval. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

Additional information about the proposed merger is available in the report on Form 6-K and Schedule 13E-3 transaction statement on file with the Securities and Exchange Commission (the “SEC”) available at the SEC’s website (http://www.sec.gov).

Operational Environment and Business Outlook

After falling from the $100 per barrel mark in mid-February 2013 amid concerns over sequestration cuts in the United States, by late March crude oil prices approached previous highs but subsequently fell below $90 per barrel in mid April.  Crude oil prices are expected to continue fluctuating due to the ongoing European debt crisis and heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, Russia, the Middle East, Central Asia and Africa and focus on sales of non-API premium connections, which provide opportunities for sales growth. On the domestic front, WSP Holdings continues to develop and launch new series of non-API products for commercial use and focus mainly on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 am. Eastern Time on April 25, 2013 to discuss its unaudited financial results for the fourth quarter and full year of 2012. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866-519-4004. International callers should call +1-718-354-1231. The conference pass code is 445 362 68. A replay of the conference call will be available from 00:00 ET on April 26, 2013 to 23:59 ET on May 3, 2013. To access the replay, call 646-254-3697. International callers should call +1 855-452-5696. The conference pass code is 445 362 68. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow —

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended December 31, 2012	3 Months Ended December 31, 2011	12 Months Ended December 31, 2012	12 Months Ended December 31, 2011

Net revenues	$131,351	$180,421	$561,297	$686,125
Cost of revenues	(124,969)	(167,456)	(536,823)	(637,615)
Gross profit	6,382	12,965	24,474	48,510

Selling and marketing expenses	(6,233)	(14,571)	(17,192)	(34,486)
General and administrative expenses	(26,273)	(16,095)	(78,146)	(61,774)
Gain (loss) on disposal of subsidiary	(11)	13	2,512	3,268
Other operating income	948	973	6,190	2,777
Loss from operations	(25,187)	(16,715)	(62,162)	(41,705)
Interest income	2,450	1,841	6,686	4,348
Interest expenses	(8,971)	(4.463)	(43,310)	(34,957)
Other income		192	64	767
Exchange differences	278	(2,144)	2,676	(5,144)
Loss before benefit from income taxes	(31,430)	(21,289)	(96,046)	(76,691)
Benefit from (provision for) income taxes	580	694	6,131	(99)

Net loss before earnings in equity investment	(30,850)	(20,595)	(89,915)	(76,790)
Earnings (loss) in equity investment	(38)	223	44	(10)
Net loss	(30,888)	(20,372)	(89,871)	(76,800)
Net loss attributable to the non-controlling interests	1,749	1,441	5,686	8,320
Net loss attributable to WSP Holdings Limited	$(29,139)	$(18,931)	$(84,185)	$(68,480)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226	204,375,226	204,375,226
Diluted	204,375,226	204,375,226	204,375,226	204,375,226

Loss Per Ordinary Share
Basic	$(0.14)	$(0.09)	$(0.41)	$(0.34)
Diluted	$(0.14)	$(0.09)	$(0.41)	$(0.34)

Loss Per ADS(1)
Basic	$(1.43)	$(0.93)	$(4.12)	$(3.35)
Diluted	$(1.43)	$(0.93)	$(4.12)	$(3.35)

1 ADS amounts adjusted for a change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$26,105	$27,742
Restricted cash	206,802	249,812
Accounts and bills receivable, net	217,030	260,139
Assets held for sale	—	20,314
Other current assets	282,494	308,555
Total Current Assets	732,431	866,562

Property and equipment, net	597,619	653,783
Prepaid lease payments for land use rights, non-current	34,221	32,957
Other non-current assets	26,051	17,814
Total Assets	$1,390,322	$1,571,116

Liabilities
Accounts payables	$332,017	$307,740
Borrowings due within one year	786,987	773,541
Liabilities held for sale		47,559
Other current liabilities	86,968	116,160
Total Current Liabilities	1,205,972	1,245,000

Borrowings due after one year	15,910	79,354
Other non-current liabilities	16,046	15,380
Total Liabilities	$1,237,928	$1,339,734

Total WSP Holdings Limited shareholders’ equity	151,154	233,873
Non-controlling interests	1,240	(2,491)
Total equity	152,394	231,382
Total Liabilities and Equity	$1,390,322	$1,571,116